UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

DUNDEE CORPORATION

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated May 13, 2005
First Quarter Report - 2005

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION

(Registrant)

Date: May 17, 2005	By: /s/ Lili Mance

Lili Mance Assistant Corporate Secretary

Dundee Corporation Reports First Quarter 2005 Results

FOR IMMEDIATE RELEASE

May 13, 2005 - Dundee Corporation (DBC.SV.A - TSX) reported its financial results for the three months ended March 31, 2005.  The interim unaudited consolidated financial statements, along with Management's Discussion and Analysis as at and for the three months ended March 31, 2005 will be filed on May 13, 2005.  Interested parties may access these statements at such time at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President and Chief Executive Officer

(416) 365-5665

 or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010

DUNDEE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

DUNDEE CORPORATION (the "Company" or "Dundee Corporation") is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of business activities and investments.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  In each case, these investments include both publicly traded and private companies and, depending on our percentage ownership, will be afforded different accounting treatments in our consolidated financial statements.

Because we operate and hold investments in diverse industry sectors and because our investment holdings differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results.  It is important to mention that we do not view our Company as an investment fund, nor do we concern ourselves about the daily trading prices of our holdings in the marketplace.  For the most part, we have founded and built the companies that we own and we usually take an active role in their development.  As such, during any period, the market value of our holdings will vary and the amounts that we record as investment gains and losses may fluctuate significantly.

This interim Management's Discussion and Analysis has been prepared to include the requirements of Form 51-102F1 issued by the Canadian Securities Administrators and has been prepared with an effective date of May 6, 2005.  This interim Management's Discussion and Analysis provides an update on matters discussed in, and should be read in conjunction with, the Company's Management's Discussion and Analysis as at and for the year ended December 31, 2004, found in the Company's 2004 Annual Report.

Performance Measures and Basis of Presentation

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.  We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

  "AUA" or "Assets under Administration" represent the period-end market value of client assets administered in respect of which Dundee Wealth Management Inc. ("Dundee Wealth"), our 63.5% owned financial services subsidiary, earns commissions, trailer fees and administrative or other similar fees.  AUA are not reflected on the Company's balance sheet.  To the extent that AUA are managed by Dundee Wealth, such assets may also be included in Dundee Wealth's AUM.

  "AUM" or "Assets under Management" represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis in respect of which Dundee Wealth earns an investment management fee.  AUM are not reflected on the Company's balance sheet.

  "EBITDA" represents earnings before interest, taxes, depreciation and amortization earned directly by Dundee Wealth.  We use this measure as a supplement for net earnings and cash flows in respect of the wealth management segment.

  "Operating Earnings before Interest, Taxes and Other Non Cash Items" or "Operating EBITDA" and "Operating Earnings" are set out in the consolidated statements of operations of the Company.  While these measures are non GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION

Accounting Policies, Estimates and Changes in Accounting Policies Adopted for 2005

Certain accounting policies are critical to understanding the results of operations and financial condition of the Company, and some of these policies require management, or management of investee companies, to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on the Company's financial results and condition.  Significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2004 ("2004 Audited Financial Statements").  New policies adopted by the Company in the first quarter of 2005 are detailed in note 1 to the unaudited interim consolidated financial statements of the Company as at and for the three months ended March 31, 2005 ("First Quarter Financial Statements").  The adoption of these new policies did not have an impact on the reported results for the quarter.

A detailed description of the judgements and estimates involved in the application of significant accounting policies adopted by the Company is provided in our 2004 Annual Report.

Operating Segments

WEALTH MANAGEMENT

During the first quarter of 2005, Dundee Wealth (www.dundeewealth.com) successfully completed a public offering of 4.9 million common shares at a price of $10.10 per share.  As a result of the public offering and following the issuance of common shares by Dundee Wealth under its share incentive arrangements, our interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 63.5% at the end of the first quarter of 2005.  Included in our net earnings this quarter is an associated dilution gain of $13.0 million.

Our banking activities will be conducted domestically through our wholly owned subsidiary, Dundee Wealth Bank and internationally through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.  Dundee Wealth Bank expects to receive its license to carry on business in the second quarter of 2005.

REAL ESTATE

The real estate segment includes the land and housing operations of our 86% owned subsidiary, Dundee Realty Corporation ("Dundee Realty"), as well as our 33% interest in Dundee Real Estate Investment Trust ("Dundee REIT") (www.dundeereit.com).  Subsequent to the end of the first quarter of 2005, Dundee Realty announced that it intended to acquire four multi-unit residential apartment buildings in Toronto, Ontario, for an aggregate purchase price of $46.9 million, diversifying our real estate portfolio into a new area.

RESOURCES

The resources segment continues to hold our investment in Eurogas Corporation ("Eurogas") (www.eurogascorp.com).  Our operating results of Eurogas are consolidated in our First Quarter Financial Statements, while our interests in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) and Great Plains Exploration Inc. ("Great Plains") (www.greatplainsexp.com) are accounted for on an equity basis.

OTHER INVESTMENTS AND CORPORATE COSTS

Our other investments and corporate costs segment includes our remaining corporate investments that may either be accounted for on an equity basis if they are subject to significant influence, or are accounted for at cost.  This segment also includes our general corporate overhead costs, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

Segmented Earnings for the three months ended March 31, 2005 and 2004

(in thousands of dollars)						2005

	Wealth			Other Investments
For the three months ended March 31, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL

REVENUES
Management and administration fees	$66,402	$-	$-	$-	$-	$66,402
Redemption fees	3,040	-	-	-	-	3,040
Financial services	88,382	-	-	700	(802)	88,280
Real estate revenue	-	44,074	-	-	-	44,074
Oil and gas sales, net of royalties	-	-	124	-	-	124
Investment income (loss)	590	-	(107)	2,396	(238)	2,641

	158,414	44,074	17	3,096	(1,040)	204,561

EXPENSES
Selling, general and administrative	56,481	1,996	825	2,632	(802)	61,132
Variable compensation	64,409	-	-	-	-	64,409
Trailer fees	13,257	-	-	-	-	13,257
Operating costs, real estate	-	33,215	-	-	-	33,215
Operating costs, oil and gas properties	-	-	15	-	-	15

	134,147	35,211	840	2,632	(802)	172,028

OPERATING EBITDA	24,267	8,863	(823)	464	(238)	32,533
Amortization of deferred sales commissions	10,039	-	-	-	-	10,039
Depreciation, depletion and amortization	2,459	231	43	259	-	2,992
Interest expense	1,418	758	1	2,608	(1,056)	3,729

OPERATING EARNINGS (LOSS)	10,351	7,874	(867)	(2,403)	818	15,773

Equity earnings	-	1,538	541	219	-	2,298
Non controlling interest	(2,956)	(362)	311	-	-	(3,007)

	$7,395	$9,050	$(15)	$(2,184)	$818	15,064

Dilution gains						12,992
Income taxes						(5,830)

NET EARNINGS FOR THE PERIOD						$22,226

(in thousands of dollars)						2004

	Wealth			Other Investments
For the three months ended March 31, 2004	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL

REVENUES
Management and administration fees	$58,813	$-	$-	$-	$-	$58,813
Redemption fees	2,823	-	-	-	-	2,823
Financial services	98,559	-	-	818	(818)	98,559
Real estate revenue	-	26,605	-	-	-	26,605
Oil and gas sales, net of royalties	-	-	1,935	-	-	1,935
Investment income	651	-	16,630	6,033	(89)	23,225

	160,846	26,605	18,565	6,851	(907)	211,960

EXPENSES
Selling, general and administrative	52,214	1,510	350	3,265	(818)	56,521
Variable compensation	69,593	-	-	-	-	69,593
Trailer fees	10,246	-	-	-	-	10,246
Operating costs, real estate	-	17,544	-	-	-	17,544
Operating costs, oil and gas properties	-	-	554	-	-	554

	132,053	19,054	904	3,265	(818)	154,458

OPERATING EBITDA	28,793	7,551	17,661	3,586	(89)	57,502
Amortization of deferred sales commissions	9,475	-	-	-	-	9,475
Depreciation, depletion and amortization	2,262	35	486	240	-	3,023
Interest expense	537	164	5	2,818	(89)	3,435

OPERATING EARNINGS	16,519	7,352	17,170	528	-	41,569

Equity earnings	-	5,550	2,703	110	-	8,363
Non controlling interest	(3,726)	-	(179)	-	-	(3,905)

	$12,793	$12,902	$19,694	$638	$-	46,027

Dilution loss						(979)
Income taxes						(14,996)

NET EARNINGS FOR THE PERIOD						$30,052

DUNDEE CORPORATION

Results of Operations

Three Months Ended March 31, 2005 compared to the Three Months Ended March 31, 2004

Highlights

Net earnings for the three months ended March 31, 2005 were $22.2 million or $0.88 per share compared with $30.1 million or $1.19 per share in the same period of 2004.

  Earnings in the first quarter of 2005 include a dilution gain of $13.0 million, which was realized from the issuance of common shares by Dundee Wealth pursuant to a public offering.  As a result, our interest in Dundee Wealth has been reduced from 67% to over 63%.

  In the first quarter of 2004, we had realized net investment gains of $21.5 million, mostly from the disposition of certain resource holdings, including part of our interest in IAMGold Corporation.  Realized gains for the first quarter of 2005 were only $2.6 million.  As we only realize investment gains or losses when the underlying portfolio investment is sold, and as our portfolio trading activity varies significantly from period to period, our realized investment gains or losses will also vary from period to period.

  Our wealth management operations generated EBITDA of $24.3 million in the first quarter of 2005 compared to $28.8 million in the first quarter of 2004.  EBITDA in the first quarter of 2004 was bolstered by $4.4 million in performance fee revenues which are only earned when they are determined with certainty.  There were no comparable performance fees earned in the first quarter of 2005.  In the first quarter of 2005, AUM increased by 8% to $15.7 billion compared with an industry average growth of under 4%.  Our growth represented the largest reported by any of our larger industry competitors and Dynamic Mutual Funds is now ranked as the 13th largest mutual fund family in Canada.  This growth resulted in a $12 million increase in management fee revenues.

  Dundee Wealth reported that following the acquisition of Cartier Partners Financial Group Inc. ("Cartier") in December 2003, it initiated a plan to consolidate business operations and systems.  Substantially all of Cartier's former head office costs, including costs associated with operating a public company, have been successfully eliminated.  Overall costs in the brokerage division of Dundee Wealth are expected to be reduced throughout the integration period as we eliminate duplicate processing platforms and improve on overall efficiency.

  Our real estate division reported pre-tax operating earnings of $9.1 million in the first quarter of 2005 compared with $12.9 million in the same quarter of 2004.  Results in the first quarter of 2004 included a dilution gain of $5.6 million following public offerings of securities by Dundee REIT.   During the first quarter of 2005, Dundee Realty completed the sale of a significant number of condominiums in the Opus condominium project in downtown Toronto.  In addition, Dundee Realty launched the "Pure Spirit Lofts" condominium project in The Distillery Historic District in Toronto.

  In 2004, the shareholders of Eurogas approved a reorganization which resulted in the separation of Canadian assets and operations from foreign assets and operations into two separate public companies.  Following the transaction, Eurogas retained an interest in two minor operating Canadian properties which were expected to generate less than $0.3 million in operating revenues in 2005, a substantial decrease from revenues earned prior to the transaction and the separation of assets.  Subsequent to the quarter end, Eurogas disposed of these two properties and revenues are expected to decline further in the remainder of 2005 as Eurogas focuses its business on exploration and development activities.

DUNDEE CORPORATION

Wealth Management Segment

In the first quarter of 2005, the wealth management division earned operating EBITDA of $24.3 million and net earnings, before taxes and non controlling interest, of $10.4 million on revenues of $158.4 million.  This compares with operating EBITDA of $28.8 million and net earnings, before taxes and non controlling interest, of $16.5 million on revenues of $160.8 million in the same quarter of 2004.

Dundee Wealth Management Inc.

As illustrated in the table that follows, Dundee Wealth continued to achieve positive AUM growth in the first quarter of 2005, with AUM increasing by 8% and net asset additions exceeding levels achieved in the first quarter of 2004 by 144%.  By comparison, the industry has grown at an average rate of under 4%.  Net asset growth in our core brand-name Dynamic Mutual Funds represented 6% of overall industry growth in AUM since the end of last year, as reported by The Investment Funds Institute of Canada.  This represents a growth rate that is more than twice Dundee Wealth's market share.  At March 31, 2005, approximately 72% of the total AUM in Dynamic Mutual Funds ranked in the top two quartiles of peer group equivalents as measured by one of Canada's leading investment fund research firms based on one-year performance and approximately 89% based on three-year performance.  The growth in AUM contributed significantly to growth in management fees.

(in millions of dollars)

	March 31,	March 31,
	2005	2004

Assets under management, January 1	$ 13,803	$11,534
Net asset additions	716	294
Market appreciation	354	399
Assets under management, brokerage division	807	560

Assets under management, end of period	$ 15,680	$12,787

Assets under administration, end of period	$ 26,305	$27,425
Combined assets under management and administration, end of period	$ 41,985	$40,212

Management fee revenues in the first three months of 2005, excluding performance fee revenues, were $65.7 million, an increase of $11.9 million or 22% over the $53.8 million earned in the same period of 2004.  The increase results from higher levels of average AUM which increased to $14.6 billion in the first three months of 2005 compared with $12.0 billion in the same period of 2004.  Although Dundee Wealth has the ability to earn annual performance fees on approximately $3.1 billion of AUM, because of the different types of funds which may generate these fees, the performance fees earned from year to year may vary, and such variances may be significant.  In the first quarter of 2005, Dundee Wealth earned performance fees of $0.1 million compared with $4.4 million in the same period of 2004.

Capital markets impeded similar growth rates in commission revenues and principal trading activities in Dundee Wealth's brokerage operations, resulting in financial services revenue of $88.4 million in the first three months of 2005 compared with $98.5 million earned in the same period of 2004.   The brokerage division of Dundee Wealth continued to experience active participation in corporate finance activities, increasing revenues to $9.2 million in the first three months of 2005 from $8.1 million in the same period of 2004, by participating in 64 public and private investment banking and corporate financing transactions (2004 - 56 transactions), which collectively raised approximately $4.4 billion (2004 - $4.6 billion).

Total expenses in Dundee Wealth were $146.9 million in the first quarter of 2005, compared with $144.1 million in the same period of 2004.  Variable compensation costs represent 44% of total costs in the first quarter of 2005 (2004 - 48%), with selling, general and administrative costs representing 37% (2004 - 35%).  The decrease of $5.2 million in variable compensation costs is consistent with a decrease in related financial services revenue.

DUNDEE CORPORATION

Selling, general and administrative costs in Dundee Wealth have increased from $49.9 million to $54.2 million including an increase of $1.5 million relating to the activities of Dundee Wealth's brokerage division.  As we previously discussed, we expect to see higher than normal operating costs as Dundee Wealth's brokerage division continues the integration process following the acquisition of Cartier in December 2003.

The Dundee Bank

Operating revenues from our international wealth management subsidiaries were approximately $0.6 million in the first quarter of 2005 compared with $0.7 million in the same period of 2004 and were adversely affected by the US - Canadian dollar foreign exchange rate.  The Dundee Bank closed the first quarter of 2005 with an operating loss of $0.6 million compared with an operating loss of $0.5 million in the same period of 2004.

Real Estate

Our real estate division reported operating earnings before taxes of $9.1 million in the first quarter of 2005 compared with $12.9 million in the same period of 2004.  Earnings in the first quarter of 2004 include a dilution gain of $5.6 million resulting from public offerings completed by Dundee REIT.

Land and Housing Operations

Land and housing operations generated an operating margin of $10.9 million in the first quarter of 2005 compared with $9.1 million in the first quarter of 2004.  The current year results include approximately $2.1 million (2004 - $2.9 million) of additional margin resulting from negative goodwill related to historic purchase price discrepancies.  In the first quarter of 2005, Dundee Realty completed the sale of condominium units in the Opus Tower of the Pantages condominium project in downtown Toronto.  These sales generated revenues of approximately $18 million, net of associated cost of sales of approximately $16 million, enabling Dundee Realty to repay approximately $10 million of debt related to the project.

Components of Real Estate Operations *	Three months to March 31, 2005			Three months to March 31, 2004
		Operating	Operating		Operating	Operating
	Revenue	Costs	Margin	Revenue	Costs	Margin

Revenue properties	$4,969	$3,191	$1,778	$4,626	$2,917	$1,709
Land	13,785	9,017	4,768	12,494	6,209	6,285
Housing and condominiums	23,766	20,066	3,700	7,356	7,537	(181)
Management fees	1,302	941	361	1,397	881	516
Other	252	-	252	732	-	732

	$44,074	$33,215	$10,859	$26,605	$17,544	$9,061

* Excludes general and administrative expenses, interest expense and depreciation and amortization

We are continuing with the construction of a 26 unit luxury condominium development project in Colorado at the base of Arrowhead in Beavercreek ski resort.  The project was fully pre-sold, with condominium registration and closings expected in the fourth quarter of 2005 and early 2006.  The River Meadows at the Ski Tip project in Keystone, Colorado includes 14 townhouses built in two phases, over 50% of which are under contract and scheduled to close in early 2006.  Dundee Realty continues to benefit from the snow making equipment it installed in Arapahoe Basin which permitted the ski season to open in October 2004, much earlier than in previous years.

We continue to see strong activity in our land and housing projects in Saskatchewan and Alberta.  Construction continues in our luxury Princeton condominium project in downtown Calgary, and we expect to see condominium registrations late in 2006.

In the first quarter of 2005, we launched the sales of the "Pure Spirit Lofts" condominium project in the heart of The Distillery Historic District, with a strong demand and pre-sales of over 40%.  In addition, we have begun the capital improvements initiatives with the building out of the Stone Distillery building which will provide us with additional rentable space.

DUNDEE CORPORATION

Dundee REIT

In the first three months of 2005, Dundee REIT reported revenues from rental properties of $50.8 million, a $7.9 million increase over the same period in 2004.  Accretive acquisitions made in late 2003 and early 2004, during which time Dundee REIT completed nearly $400 million of acquisitions and $70 million in dispositions, account for most of this increase.  Our share of these earnings on a year-to-date basis amounts to $1.5 million.

We continue to elect to receive our monthly distributions from Dundee REIT in additional units.  As at March 31, 2005, we held 8.1 million units of Dundee Properties Limited Partnership, each unit being convertible, at our option, into units of Dundee REIT on a one-for-one basis.  This represents a 33% interest.

Resources

Our resources segment reported a loss of $15,000 in the first quarter of 2005.  The decline from the $19.7 million earned in the first quarter of 2004 is attributable to a decrease in investment income which, in 2004 included income from the disposition of some of our non-core resource holdings, including part of our remaining interest in IAMGold Corporation.

Eurogas

As we reported in the second quarter of 2004, Eurogas and Great Plains completed a plan of arrangement, with substantially all of Eurogas' Canadian assets being transferred to Great Plains.  As a result, we apportioned approximately $9.8 million of the cost of our consolidated interest in Eurogas to Great Plains and we now account for Great Plains on an equity basis.  We continue to account for Eurogas on a consolidated basis.

As Eurogas changes its business focus to exploration and development, operating revenues have declined from $1.9 million reported in the first quarter of 2004 to $0.1 million reported in the first quarter of the current year.  Eurogas reported net earnings of $0.3 million in the first quarter of 2004 and is reporting a loss of $0.3 million in the first quarter of 2005.  Capital expenditures have increased from $2.7 million in the first quarter of 2004 to $12.0 million in the first quarter of 2005.

Resource Based Equity Accounted Investees

In the three months ended March 31, 2005, we reported equity earnings from our resource investments of $0.5 million compared with $2.7 million earned in the first quarter of 2004.

Dundee Precious

We began to account for our investment in Dundee Precious on an equity basis in April 2004, following its transformation from an investment management company to a mining company.  In the first quarter of 2005, Dundee Precious reported a net loss of $1.5 million, of which our share was $0.3 million.  At March 31, 2005, we held 11.4 million shares of Dundee Precious, representing a 21% interest.

Breakwater

We continue to own approximately 52.0 million shares of Breakwater, representing a 14% interest, and we hold options to purchase an additional 31.8 million shares at an average price of $0.20 per share.  Included in our equity earnings for the three months ended March 31, 2005 is $0.5 million, representing our share of $4.1 million in earnings reported by Breakwater for this period.

Great Plains

In the first quarter of 2005, Great Plains reported net earnings of $0.2 million.  We reported aggregate equity earnings and dilution gains of $0.3 million in respect of our investment.  We began to account for our investment in Great Plains on an equity basis in the third quarter of 2004 following the transaction with Eurogas which resulted in the transfer of

DUNDEE CORPORATION

certain assets to Great Plains.  At March 31, 2005, we owned approximately 8.8 million shares of Great Plains, representing a 25% interest.

Other Investments and Corporate Costs

Corporate Investments

The Company also owns other public and private investment holdings in diverse industry sectors.  Revenues earned from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the results of the underlying investment.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Earnings generated by these investments during the first three months of 2005 were $2.6 million compared with $6.1 million in the same period of 2004.

(in thousands of dollars)

For the three months ended March 31,	2005	2004

Investment income	$2,396	$6,033
Equity earnings	219	110

	$2,615	$6,143

Selling, General and Administrative Costs

Generally, head office costs, including costs associated with corporate governance and related public company costs are accumulated and reported as head office costs and residual costs that are not otherwise allocated to operating segments.  In the first quarter of 2005, the Company reported corporate selling, general and administrative expenses of $2.6 million compared with $3.3 million in the same period of 2004.  Included in corporate costs is $2.9 million related to stock based compensation costs.

Corporate Interest Expense

Corporate interest expense was $2.6 million for the first three months of 2005, a small decrease from the $2.8 million reported in the same period of 2004, virtually all of which relates to interest due on our senior debentures.  The decrease of $0.2 million reflects lower average borrowing balances in other credit arrangements.  Although the Company's resources may, from time to time, be invested in or utilized to support the activities of its various operating segments, the Company does not allocate interest expense to any particular operating segment.

Consolidated Depreciation, Depletion and Amortization Expense

(in thousands of dollars)

For the three months ended March 31,	2005	2004

Capital assets	$2,099	$1,915
Deferred trademark costs	71	39
Bond issue costs	39	39
Real estate assets	231	35
Oil and gas properties	43	486
Funds under administration	509	509

	$2,992	$3,023

DUNDEE CORPORATION

Income Taxes

Our net future income tax liability decreased by $2.1 million in the first three months of 2005 to $71.2 million as at March 31, 2005.  This is attributed to an increase in the future income tax assets related to Dundee Realty's land and housing operations, partially offset by increased commission costs arising from higher mutual fund sales in the wealth management division.

The Company's effective income tax rate was 32% for the three months ended March 31, 2005.  This is lower than the combined Canadian federal and provincial statutory income tax rate of 36% due to certain non-taxable items and the recognition of previously unrecorded future income tax assets in the current quarter.

Quarterly Review

(in thousands of dollars, except per share amounts)

	2005		2004				2003
For the three months ended	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

Revenue	$204,561	$188,280	$222,780	$199,267	$211,960	$183,693	$123,871	$86,840
Dilution gains (loss)	12,992	2,377	78	(837)	(979)	34,012	318	(10)
Net earnings, before extraordinary gain	22,226	10,372	14,376	11,033	30,052	60,145	4,507	23,495
Net earnings	22,226	10,372	14,376	11,033	30,052	80,096	4,507	23,495

Earnings per share, before extraordinary gain
Basic	$0.88	$0.41	$0.57	$0.44	$1.19	$2.39	$0.18	$0.93
Diluted	$0.85	$0.39	$0.55	$0.39	$1.15	$2.34	$0.18	$0.92

Earnings per share
Basic	$0.88	$0.41	$0.57	$0.44	$1.19	$3.19	$0.18	$0.93
Diluted	$0.85	$0.39	$0.55	$0.39	$1.15	$3.12	$0.18	$0.92

The wealth management division completed the significant acquisition of Cartier at the end of 2003.  Operations from this acquisition partially accounted for the larger average variances in revenues seen throughout 2004 compared with 2003.  As this transaction included equity issuances in our wealth management subsidiary, they also accounted for the large dilution gains realized in the fourth quarter of 2003 and higher non controlling interest from that point forward.  In addition, we expected, and we experienced, higher retail commissions and trailer revenues during the high-volume RRSP season, which occurs in the first quarter of each year within the wealth management segment.  Performance fees are only earned when they are determined with certainty, and may cause further variances in quarterly earnings.  In the fourth quarter of 2003, we reported $25.6 million of performance fee revenues, substantially higher than average performance fees earned in other quarters.  In the second quarter of 2004, revenue included $26.8 million of investment income representing a termination payment in respect of an investment management contract with Dundee Precious.

As of June 30, 2003, we began consolidating the real estate operations of Dundee Realty.  As a result, our revenue and expenses relating to real estate activities increased starting in the third quarter of 2003.  The extraordinary gain reported in the fourth quarter of 2003 was also related to the acquisition and consolidation of Dundee Realty.  Real estate operations are often project driven.  In a period in which a significant development project is sold, revenues and expenses in that period will be impacted.

Investment income, which is included with other revenues in the quarterly review table, includes income earned from dispositions of investment holdings.  As an investment gain or loss is only recorded when we dispose of an investment, we expect and experience significant quarterly fluctuations in these amounts.

A dilution gain or loss may result from the issuance of shares by one of our subsidiaries to non controlling interests.  As previously discussed, in the fourth quarter of 2003, we realized a large dilution gain as part of the purchase price in respect of the Cartier acquisition which was partially financed through the issuance of common shares of Dundee Wealth.  In the first quarter of 2005, Dundee Wealth completed another public offering, resulting in a further dilution gain of $13.0 million.

DUNDEE CORPORATION

Financial Condition

(in thousands of dollars)

	As at March 31,	As at December 31,
	2005	2004	% Change

Brokerage related assets (excluding cash), net of brokerage related liabilities	$14,015	$18,339	(24%)
Corporate investments	313,170	344,297	(9%)
Deferred sales commissions	124,635	109,912	13%
Real estate assets	120,592	125,666	(4%)
Oil and gas properties	43,977	33,009	33%
Capital assets	39,153	39,198	-
Goodwill and other intangible assets	454,695	452,734	-
Corporate debt	(220,623)	(255,639)	(14%)
Income tax related liabilities	(85,178)	(93,875)	(9%)
Non controlling interest	(337,630)	(293,798)	15%
Monetary items including accounts receivable, net of accounts payable	214,529	178,167	20%

	$681,335	$658,010	4%

Shareholders' equity increased from $658.0 million at December 31, 2004 to $681.3 million at March 31, 2005.  Significant changes in cash flows are discussed under "Liquidity and Capital Resources".  The following is a discussion of the other significant changes in balance sheet items from December 31, 2004 to March 31, 2005.

Brokerage Securities Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities - Client account balances in Dundee Wealth's brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these balances may vary significantly on a day-to-day basis, reflecting changes in the volume of trading activity, or timing of cash receipts and investments by our clients, such variance does not necessarily represent any change to our financial position.  As at March 31, 2005, client accounts receivable were $465.4 million (December 31, 2004 - $282.3 million) and client deposits and related liabilities at March 31, 2005 were $447.9 million (December 31, 2004 - $273.3 million).

Bank Indebtedness (Call Loan Facility) - Dundee Wealth's brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company's financial position.  Amounts borrowed pursuant to this call loan facility which, at March 31, 2005, totaled $13.1 million (December 31, 2004 - $0.4 million), are reported as bank indebtedness.

Corporate Investments

We own our business interests through investment holdings.  Other than our consolidated investments, all other investments are recorded as "corporate investments" on our balance sheet.  As at March 31, 2005, the market value of these corporate investments, excluding the value of our consolidated investments, was $457 million (December 31, 2004 - $480 million).  Market value has been determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

DUNDEE CORPORATION

(in thousands of dollars)

For the three months ended March 31,	2005	2004

Investment income	$2,396	$6,033
Equity earnings	219	110

	$2,615	$6,143

In the first quarter of 2005, we sold certain investments for proceeds of $38.9 million, realizing gains of $1.5 million. We invested cash of $3.8 million into new investments or increasing existing positions.  In the first quarter of 2005, we reinvested approximately $4.6 million of distributions received from Dundee REIT into additional units of Dundee REIT.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and global capital market conditions, generally.

Deferred Sales Commissions

The average commission rate paid on mutual fund sales conducted on a deferred sales charge basis was 4.2% during the first three months of 2005, unchanged from an average annual rate of 4.2% paid in 2004.  Commissions aggregating $24.8 million in the first quarter of 2005 (2004 - $19.2 million) have been deferred for accounting purposes and are being amortized over a five-year period.  Amortization of deferred sales commissions was $10.0 million in the quarter ended March 31, 2005 (2004 - $9.5 million).  The contingent redemption fee receivable if all assets sold on a deferred sales charge basis were redeemed at March 31, 2005 would have been in excess of $219 million.

Real Estate Assets

Real estate assets as at March 31, 2005 and December 31, 2004 consist of:

(in thousands of dollars)

	March 31, 2005	December 31, 2004

Land	$51,123	$53,117
Housing and condominiums	51,786	54,843
Revenue properties	17,683	17,706

	$120,592	$125,666

During the first quarter of 2005, changes in our housing and condominium asset carrying values were attributable to the sale of the majority of the Opus units, offset by construction costs for the Princeton, Arrowhead and River Meadows projects.  Land development costs were incurred but were offset by sales during the quarter.  Land development activity increases in the spring and peaks in the summer months.

Goodwill and Other Intangible Assets

During the first quarter of 2005, Dundee Wealth increased its ownership in its subsidiary, DWM Inc. ("DWM"), from 83.7% to 84.5% by acquiring additional common shares of DWM.  The transaction was accounted for as a step purchase with the $2.5 million excess of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.

Subsequent to March 31, 2005, Caisse de depot et placement du Quebec, the non controlling shareholder of DWM, made a $9.7 million cash subscription for additional common shares of DWM pursuant to its pre-emptive right, bringing Dundee Wealth's interest in DWM back to 83.7%.  As the subscription was received as part of a series of transactions resulting from the step acquisition of DWM by Dundee Wealth, the resulting dilution effect to Dundee Wealth, currently estimated as $2.5 million, will be applied to reduce goodwill.

DUNDEE CORPORATION

Corporate Debt

Details of the Company's debt facilities can be found in note 9 to our 2004 Audited Financial Statements.

(in thousands of dollars)

	March 31, 2005	December 31, 2004

Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$149,885	$149,874
$55 million - Revolving term credit facility	-	21,275
Subsidiaries
$22.3 million - Revolving term credit facility, subsidiary of Dundee Wealth	6,500	10,000
Real estate debt	53,531	62,538
Income Trusts	8,964	9,278
Other	1,743	2,674

	$220,623	$255,639

Our $150 million, 6.70% unsecured debentures mature on September 24, 2007.  On March 14, 2005, Dominion Bond Rating Services confirmed its long-term rating of Dundee Corporation as BB(high) and upgraded the ratings trend from Stable to Positive.  On March 11, 2005, Standard & Poor's also reaffirmed their rating of the Debentures as BB+/Stable.  The debentures are unsecured but place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt.

In April 2005, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55 million to $100 million, and extending the expiry date to April 27, 2006.  There were no other significant changes to the terms and conditions of this credit facility.

Real estate debt as at March 31, 2005 was approximately $53.5 million divided among revenue properties, land servicing loans, vendor take back financing raw of land purchases and housing construction loans.  All of the real estate debt is secured by the specific real estate assets to which it relates, and in some cases, is supplemented by a guarantee from Dundee Realty or its subsidiaries.

Non Controlling Interest

Non controlling interest increased by $43.8 million.  The non controlling interest in earnings during the first three months of 2005 was $3.0 million compared to $3.9 million in the same period of 2004, of which $0.5 million (2004 - $0.5 million) was distributed as dividends, with the balance reflecting capital transactions completed by investee companies.

Share Capital

At March 31, 2005, there were 24,202,248 Class A subordinate voting shares and 1,048,426 Class B common shares outstanding.  During 2005, we issued 7,119 shares under share incentive arrangements, including 5,000 shares issued on the exercise of stock options, adding $0.1 million to stated capital.  Subsequent to the end of the current quarter, we issued an additional 10,000 shares under share incentive arrangements, adding another $0.1 million to stated capital.

At May 6, 2005, there were 24,212,248 Class A subordinate voting shares and 1,048,426 Class B common shares outstanding.

Stock Options Outstanding

A summary of the status of the Company's share option plans as at December 31, 2004 and for the year then ended are detailed in note 11 to our 2004 Audited Financial Statements.  There have been no further awards of stock options since December 31, 2004.  In the first quarter of 2005, 5,000 options were exercised at an average price of $9.50.  A further 10,000 options were exercised subsequent to the quarter end at an average price of $14.60.  At May 6, 2005, there were 1,962,500 stock options outstanding at an average exercise price of $19.35, of which 1,538,500 had met the vesting requirements.

DUNDEE CORPORATION

Liquidity and Capital Resources

Equity Financing Completed by Dundee Wealth

On March 22, 2005, Dundee Wealth issued 4.9 million common shares at $10.10 per share, raising gross proceeds of $50 million, pursuant to a public offering of its securities.  In the quarter, Dundee Wealth paid issue costs of $1.6 million in respect of public offerings.

Other Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $175.5 million at the end of 2004 to $218.0 million as at March 31, 2005.  In addition to cash and cash equivalents, corporate investments with a carrying value of $20.8 million (December 31, 2004 - $18.8 million) are redeemable funds managed by Dundee Wealth.

Other significant changes in our cash position and significant uses and sources of cash since December 31, 2004 are detailed below:

  During the first quarter of 2005, $24.8 million (2004 - $19.2 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher sales levels in Dundee Wealth.  We continue to finance sales internally which permits us to retain all of the management fees associated with new AUM and to receive the tax deduction associated with the commission expense.

  Changes in client balances represented a cash outflow of $8.5 million in the first quarter of 2005 (2004 - $25.4 million). Amounts owing on the call loan facility in Dundee Wealth's brokerage subsidiary increased by $12.7 million in the first quarter of 2005 compared with a decrease of $16.4 million in the same period of 2004.  Securities related balances changed by only $0.1 million in the first quarter of 2005 compared with a change of $29.2 million in the first quarter of 2004.  As previously noted, these brokerage related balances may vary significantly on a day-to-day basis without necessarily reflecting any change to the Company's financial position.

  Cash proceeds received from sales of corporate investments were $38.9 million in the first three months of 2005 compared with $45.5 million in the same period of 2004.  The Company made cash reinvestments of approximately $3.8 million (2004 - $3.3 million).

  Real estate activities generated cash outflows of $0.3 million in the first quarter of 2005 compared with cash outflows of $2.6 million in the first quarter of 2004.  Operating activities in Dundee Realty generated cash inflows of $1.1 million in the first quarter of 2005 compared with $7.3 million in the same period of 2004.

  During the first quarter of 2005, Eurogas expensed $12.2 million in the exploration and development of oil and gas properties.  These expenditures are included in "other investing activities" in our statements of cash flows.

  The Company repaid approximately $25.0 million of corporate debt in the first quarter of 2005 (2004 - $75.5 million), primarily in respect of its revolving term credit facilities.

  In the first quarter of 2005, our subsidiaries paid dividends to non controlling interests totaling $0.5 million.

  We paid $5.0 million to our debenture holders in respect of interest on our $150 million, 6.70% senior debentures.

Many of Dundee Wealth's subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which are usually maintained in cash or other liquid assets.  At March 31, 2005, all regulated entities complied with regulatory capital requirements and securities related entities reported excess capital of over $31 million.

DUNDEE CORPORATION

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries and to finance the sales commissions associated with new assets.  Management believes that existing cash and credit facilities, along with cash flows generated from operations, will permit the Company to manage its resources efficiently, maintain sufficient liquidity to meet ongoing working capital requirements and ensure compliance with regulatory capital requirements.

Contingencies, Commitments and Off-Balance Sheet Obligations

Other than as described in note 9 to our First Quarter Financial Statements, there have been no substantive changes to the description and nature of contingencies, commitments and off-balance sheet obligations from those described in our 2004 Annual Report.  As previously noted, subsequent to the end of the quarter, Dundee Realty reported that it intends to acquire four multi-unit residential apartment buildings in Toronto, Ontario.  The anticipated purchase price of $46.9 million will be financed through cash of $10.2 million and a ten-year first mortgage against the properties of $36.7 million.

Managing Risk

No changes of significance have been identified to risk factors affecting our business and our approaches to managing these risks, from those described in our 2004 Annual Report.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward looking statements.  The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise.

Information Concerning Dundee Corporation

Additional information relating to Dundee Corporation, including a copy of the Company's Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario

May 6, 2005

DUNDEE CORPORATION

Consolidated Financial Statements

DUNDEE CORPORATION

As at March 31, 2005 and for the three months ended March 31, 2005 and 2004

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at March 31, 2005 and December 31, 2004
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2005	December 31, 2004

ASSETS
Cash and cash equivalents	$217,954	$ 175,498
Brokerage securities owned	21,197	16,788
Accounts receivable	158,699	168,266
Client accounts receivable	465,394	282,284
Corporate investments (note 3)	313,170	344,297
Deferred sales commissions	124,635	109,912
Capital and other assets	203,722	197,873
Goodwill and other intangible assets (note 4)	454,695	452,734

TOTAL ASSETS	$1,959,466	$ 1,747,652

LIABILITIES
Bank indebtedness	$13,102	$ 361
Accounts payable and accrued liabilities	162,124	165,597
Brokerage securities sold short	11,583	7,061
Client deposits and related liabilities	447,891	273,311
Income taxes payable	13,930	20,515
Corporate debt (note 5)	220,623	255,639
Future income tax liabilities	71,248	73,360

	940,501	795,844

NON CONTROLLING INTEREST	337,630	293,798

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	290,329	290,220
Contributed surplus	2,482	2,253
Retained earnings	390,535	367,604
Foreign currency translation adjustment	(2,011)	(2,067)

	681,335	658,010

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,959,466	$ 1,747,652

The accompanying notes are an integral part of these consolidated financial statements.
Contingencies (note 9)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three months ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	March 31, 2005	March 31, 2004

REVENUE
Management and administration fees	$66,402	$58,813
Redemption fees	3,040	2,823
Financial services	88,280	98,559
Real estate revenue	44,074	26,605
Oil and gas sales, net of royalties	124	1,935

	201,920	188,735
Investment income (note 3)	2,641	23,225

	204,561	211,960

EXPENSES
Selling, general and administrative (note 8)	61,132	56,521
Variable compensation	64,409	69,593
Trailer fees	13,257	10,246
Operating costs, real estate	33,215	17,544
Operating costs, oil and gas properties	15	554

	172,028	154,458

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	32,533	57,502
Amortization of deferred sales commissions	10,039	9,475
Depreciation, depletion and amortization	2,992	3,023
Interest expense	3,729	3,435

OPERATING EARNINGS	15,773	41,569
Share of earnings of equity accounted investees (note 3)	2,298	8,363
Dilution gains (loss) (note 2)	12,992	(979)
Income taxes
Current	(7,233)	(14,346)
Future	1,403	(650)

	(5,830)	(14,996)

Non controlling interest	(3,007)	(3,905)

NET EARNINGS FOR THE PERIOD	$22,226	$30,052

EARNINGS PER SHARE (note 7)
Basic	$0.88	$1.19
Diluted	$0.85	$1.15

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the three months ended March 31, 2005 and for the year ended December 31, 2004
(expressed in thousands of Canadian dollars) (unaudited)

				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total

Balance, December 31, 2003	$288,740	$987	$304,758	$(1,252)	$593,233

Net earnings for the year	-	-	65,833	-	65,833
Foreign currency translation adjustment	-	-	-	(815)	(815)
Issuance of Class A subordinate shares for cash	2,326	-	-	-	2,326
Issuance of Class A subordinate shares
for non cash consideration	76	-	-	-	76
Issuance of deferred share units	-	583	-	-	583
Share based compensation	-	683	-	-	683
Cancellation of options	-	-	(1,953)	-	(1,953)
Acquisition of Class A subordinate shares for cancellation	(922)	-	(1,034)	-	(1,956)

Balance, December 31, 2004	290,220	2,253	367,604	(2,067)	658,010

Net earnings for the period	-	-	22,226	-	22,226
Foreign currency translation adjustment	-	-	-	56	56
Issuance of Class A subordinate shares for cash	98	-	-	-	98
Issuance of Class A subordinate shares
for non cash consideration	11	-	-	-	11
Share based compensation	-	229	-	-	229
Cancellation of options	-	-	705	-	705

Balance, March 31, 2005	$290,329	$2,482	$390,535	$(2,011)	$681,335

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three months ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2005	March 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$22,226	$30,052
Non cash items in earnings:
Depreciation, depletion and amortization	13,031	12,498
Net investment gains	(1,330)	(21,448)
Share of unremitted equity earnings	(2,298)	(8,363)
Dilution (gains) loss	(12,992)	979
Future income taxes	(1,403)	650
Non controlling interest	3,007	3,905
Other	2,480	545

	22,721	18,818
Changes in:
Accounts receivable	14,853	29,103
Accounts payable and accrued liabilities	(11,843)	(9,273)
Bank indebtedness	12,741	(16,418)
Income taxes payable	(5,880)	4,045
Brokerage securities owned and sold short, net	113	29,150
Client accounts receivable, net of client deposits and related liabilities	(8,530)	(25,354)
Development of land, housing and condominium inventory	3,807	(6,579)
Other real estate working capital	(5,101)	(1,512)

CASH PROVIDED FROM OPERATING ACTIVITIES	22,881	21,980

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from dispositions of corporate investments	38,868	45,460
Acquisitions of corporate investments	(3,780)	(3,285)
Acquisition of non controlling interest	(1,000)	(1,000)
Sales commissions incurred on distribution of mutual funds	(24,762)	(19,233)
Acquisition of land held for development	-	(6,547)
Investment in real estate revenue properties	(86)	-
Other	(14,236)	(3,876)

CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES	(4,996)	11,519

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in corporate debt (note 5)	(25,021)	(75,501)
Increase in real estate debt	1,024	4,724
Issuance of Class A subordinate shares, net of issue costs	98	1,503
Issuance of shares in subsidiaries to non controlling shareholders	48,924	35,195
Dividends paid by subsidiaries to non controlling shareholders	(454)	(455)

CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	24,571	(34,534)

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	42,456	(1,035)
Cash and cash equivalents, beginning of period	175,498	148,658

CASH AND CASH EQUIVALENTS, END OF PERIOD	$217,954	$147,623

Cash flows from operating activities include the following:
Interest paid	$3,729	$3,435
Taxes paid	$14,913	$11,849

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2005

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the "Company" or "Dundee Corporation") have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements as at and for the year ended December 31, 2004 ("2004 Audited Financial Statements"), except as noted below.  The Company's interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2004 Audited Financial Statements.

The preparation of interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company's financial services revenue may be subject to seasonal fluctuations, with higher commission revenues expected in the first quarter of each year reflecting increased volumes relating to client purchases for registered retirement savings plans.

Variable Interest Entities

On January 1, 2005, the Company adopted the requirements of CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities", as amended ("AcG 15" and "AcG 15R").  AcG 15R defines a variable interest entity ("VIE") as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest.  AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE's expected losses or is entitled to a majority of the VIE's expected residual returns, or both, also as defined by AcG 15R.

The Company has determined that it does not meet the definition of primary beneficiary in respect of mutual fund entities that it manages through its subsidiaries, or in respect of any special purpose entity that may have been established.  Therefore, the implementation of AcG 15R had no effect on the consolidated financial statements of the Company.

Reclassification of Comparative 2004 Amounts

Certain of the comparative period amounts have been reclassified to conform to the basis of presentation adopted for 2005.

2.

2.   DILUTION GAINS

In the first quarter of 2005, the Company's subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth") completed the issuance of common shares from treasury to non controlling interests under a short form prospectus dated March 15, 2005, and also issued common shares to non controlling interests under the terms of its share incentive arrangements.  As a result of these transactions, the Company's ownership interest in Dundee Wealth was diluted from 67.3% at the end of 2004 to 63.5% at the end of the first quarter of 2005.  In accordance with GAAP, the Company is considered to have disposed of approximately 3.8% of its interest in Dundee Wealth, resulting in a dilution gain to the Company of $12,952,000.  The dilution gain has been included in net earnings for the first quarter of 2005.

DUNDEE CORPORATION

The issuance of shares by the Company's subsidiary, Eurogas Corporation, resulted in a further dilution gain of $40,000, also recognized in the first quarter of 2005.

2.

3.   CORPORATE INVESTMENTS

				March 31, 2005		December 31, 2004

	Period End		Non-			Year end
	Ownership	Listed	Quoted	Loans	Total	Ownership	Total

Equity Accounted Investments
Breakwater Resources Ltd.	14%	$23,813	$-	$-	$ 23,813	14%	$ 23,311
Dundee Precious Metals Inc.	21%	58,608	-	-	58,608	21%	58,758
Dundee Real Estate Investment Trust (a)	33%	141,005	-	-	141,005	32%	139,205
Great Plains Exploration Inc.	25%	10,696	-	-	10,696	24%	9,243
Other		808	3,671	1,991	6,470		6,331
Marketable Securities		20,769	-	-	20,769		18,781
Other Portfolio Investments		16,085	11,847	23,877	51,809		88,668

		$271,784	$15,518	$25,868	$ 313,170		$ 344,297

(a)

The Company's interest in Dundee Real Estate Investment Trust ("Dundee REIT") is held through units of Dundee Properties Limited Partnership.  These limited partnership units are convertible, at the Company's option, into units of Dundee REIT on a one-for-one basis.

The estimated fair value of corporate investments as at March 31, 2005, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $457,000,000 (December 31, 2004 - $480,000,000).

Corporate Investments Segregated by Business Segment

	March 31, 2005	December 31, 2004

Real estate	$141,005	$139,205
Resources	106,683	104,888
Other investments	65,482	100,204

	$313,170	$344,297

Investment Income and Income from Corporate Investments

For the three months ended March 31,	2005	2004

Investment Income
Interest, dividends and foreign exchange	$1,100	$1,722
Realized investment gains, net	1,541	21,503

	2,641	23,225
Income from Equity Accounted Investments
Share of earnings of equity accounted investments	1,634	2,459
Gains from dilutions of interests in equity accounted investments	664	5,904

	2,298	8,363
Investment Income and Income from Corporate Investments	$4,939	$31,588

DUNDEE CORPORATION

2.

4.   GOODWILL AND OTHER INTANGIBLE ASSETS

			March 31, 2005	December 31, 2004

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Goodwill	$321,654	$-	$321,654	$319,184
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	2,547	28,026	28,535

	$457,242	$2,547	$454,695	$452,734

In the first quarter of 2005, Dundee Wealth acquired an additional 1% interest in its subsidiary, DWM Inc. ("DWM").  Dundee Wealth accounted for this increase in ownership as a step purchase with the $2,470,000 of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.

Subsequent to March 31, 2005, the non controlling shareholder of DWM made a $9,747,000 cash subscription for additional common shares of DWM pursuant to its pre-emptive right, reducing Dundee Wealth's interest by the 1% previously acquired.  As this subscription was received as part of a series of transactions resulting from the step acquisition of DWM by Dundee Wealth, the resulting dilution effect to Dundee Wealth will be applied to reduce the goodwill previously recognized.

2.

5.   CORPORATE DEBT

	March 31, 2005	December 31, 2004

Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$149,885	$149,874
$55 million - Revolving term credit facility	-	21,275
Subsidiaries
$22.3 million - Revolving term credit facility, subsidiary of Dundee Wealth	6,500	10,000
Real estate debt	53,531	62,538
Income Trusts	8,964	9,278
Other	1,743	2,674

	$220,623	$255,639

In April 2005, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55,000,000 to $100,000,000, and extending the expiry date to April 27, 2006.  There were no other significant changes to the terms and conditions of the credit facility.

DUNDEE CORPORATION

2.

6.   SHARE CAPITAL

(in thousands of dollars, except for number of shares)

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL

	Number	Amount	Number	Amount	Number	Amount

Outstanding December 31, 2004	24,195,116	$281,988	1,048,439	$8,232	25,243,555	$290,220

Transactions during the three months ended
March 31, 2005
Issuance of shares under the Share Incentive Plan	2,119	61	-	-	2,119	61
Options exercised	5,000	48	-	-	5,000	48
Conversion from Class B Shares
to Subordinate Shares	13	1	(13)	(1)	-	-

Outstanding March 31, 2005	24,202,248	$282,098	1,048,426	$8,231	25,250,674	$290,329

Normal Course Issuer Bid

In March 2005, the Company obtained approval from the Toronto Stock Exchange to purchase its own common shares in the market for cancellation pursuant to a normal course issuer bid.  There have been no purchases of shares for cancellation under the Company's normal course issuer bid during the first quarter of 2005.

Share Option Plan

In the first three months of 2005, employees and directors exercised 5,000 options at an average price of $9.50.  At March 31, 2005, there were 1,972,500 share options outstanding at an average exercise price of $19.33, of which 1,430,833 had met the vesting requirements.

2.

7.   EARNINGS PER SHARE

For the three months ended March 31,	2005	2004

Net earnings available to Subordinate Share holders and
Class B Share holders	$ 22,226	$30,052
Weighted average number of shares outstanding	25,245,745	25,222,118
Basic earnings per share	$ 0.88	$1.19

Effect of dilutive securities to available net earnings	$ (305)	$(284)
Effect of dilutive securities to weighted average number of shares outstanding	680,045	776,446
Diluted earnings per share	$ 0.85	$1.15

DUNDEE CORPORATION

2.

8.   STOCK BASED COMPENSATION

Details of the Company's share incentive plan components are disclosed in note 11 to the 2004 Audited Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company's share incentive plans during the three months ended March 31, 2005 and 2004.

		First Quarter 2005					First Quarter 2004

	Number		Compensation expense			Number		Compensation expense

	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate

Dundee Corporation
Share Purchase Plan	2,119	$ 50 $	11	$ 39	$50	1,786	$ 39 $	8	$ 31	$39
Share Option Plan	5,000	48	-	-	-	90,500	1,464	-	-	-
Share Bonus Plan	-	-	-	-	-	2,500	-	31	-	31
Stock option expense over vesting period					229					-

Stock based compensation in subsidiaries
before adjusting for non controlling interest
Dundee Wealth					2,238					959
Eurogas					345					2

Share of stock based compensation in
equity accounted investees					336					28

			$11	$ 39	$3,198			$39	$ 31	$1,059

2.

9.   CONTINGENCIES

A subsidiary of Dundee Wealth is named in certain claims for a total of approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place between 1996 and 1997.  Dundee Wealth's initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit.  Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor securities dealer between 1996 and 1997.

The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

DUNDEE CORPORATION

2.

10.   SEGMENTED INFORMATION

		Wealth					Other Investments and
	Management			Real Estate		Resources	Corporate Costs		Intersegment			TOTAL

For the three months ended March 31,	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

SEGMENTED OPERATIONS
Revenues	$ 158,414	$160,846	$44,074	$26,605	$17	$18,565	$ 3,096	$6,851	$(1,040)	$(907) $ 204,561		$ 211,960
Expenses	148,063	144,327	36,200	19,253	884	1,395	5,499	6,323	(1,858)	(907)	188,788	170,391

OPERATING EARNINGS (LOSS)	10,351	16,519	7,874	7,352	(867)	17,170	(2,403)	528	818	-	15,773	41,569
Equity earnings	-	-	1,538	5,550	541	2,703	219	110	-	-	2,298	8,363

EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	10,351	16,519	9,412	12,902	(326)	19,873	(2,184)	638	818	-	18,071	49,932
Non controlling interest	(2,956)	(3,726)	(362)	-	311	(179)	-	-	-	-	(3,007)	(3,905)

NET EARNINGS (LOSS) BEFORE
NON SEGMENTED ITEMS	7,395	12,793	9,050	12,902	(15)	19,694	(2,184)	638	818	-	15,064	46,027
Dilution gains (loss)											12,992	(979)
Income tax provision											(5,830)	(14,996)

NET EARNINGS (LOSS)	$ 7,395	$12,793	$9,050	$12,902	$(15)	$19,694	$ (2,184)	$638	$818	$-	$ 22,226	$ 30,052

Segmented Assets as at March 31, 2005 and December 31, 2004

Goodwill	$ 312,619	$310,149	$-	$-	$-	$-	$ 9,035	$9,035	$-	$-	$ 321,654	$ 319,184
Other assets	1,032,592	802,202	351,618	351,107	155,983	150,821	97,619	124,338	-	-	1,637,812	1,428,468

TOTAL ASSETS	$ 1,345,211	$ 1,112,351	$351,618	$ 351,107	$155,983	$150,821	$ 106,654	$133,373	$-	$-	$ 1,959,466	$ 1,747,652

2.

11.   SUBSEQUENT EVENT

Dundee Realty Corporation, the Company's real estate subsidiary, entered into a purchase agreement for the acquisition of four multi-unit residential apartment buildings located in Toronto, Ontario which is expected to close in May 2005.  The expected aggregate purchase price is $46,900,000 and will be financed by cash of approximately $10,200,000 and a ten-year, first mortgage against the property of $36,700,000.  The purchase price will be allocated to the net assets acquired, net of liabilities assumed, based on their approximate fair market values on the date of acquisition.

DUNDEE CORPORATION